Contact

www.linkedin.com/in/daniel-jenkins-cpa-inactive-74a971a0 (LinkedIn)

Top Skills

Microsoft Office
Customer Service
Microsoft Excel

Daniel Jenkins, CPA (Inactive)

Chief Financial Officer at Teeccino
Ventura, California, United States

Summary

Experienced Finance Analyst with a demonstrated history of working in the entertainment industry. Skilled in Microsoft Excel, Customer Service, Microsoft Word, Strategic Planning, and Accounting. Strong finance professional graduated from California State University-Northridge.

Experience

Teeccino
Chief Financial Officer
May 2024 - Present (2 years)

Live Well Brands Inc.
2 years 6 months

Chief Financial Officer/Chief Operating Officer
September 2023 - May 2024 (9 months)

Director of Financial Planning and Analysis
October 2022 - September 2023 (1 year)

Finance and Accounting Manager
December 2021 - November 2022 (1 year)

Olde Thompson
FP&A Manager
February 2019 - October 2021 (2 years 9 months)

Financial Planning & Analysis Manager of the largest private label retail spice supplier in the United States. Olde Thompson is a spice company dealing with organic and conventional spices to top retailers in both the branded and private label markets. Olde Thompson was owned by Kainos Capital Group from 2018 - mid 2021.

Activision Blizzard
Financial Analyst

January 2018 - February 2019 (1 year 2 months)
Greater Los Angeles Area

Deloitte
Audit Associate
September 2015 - December 2017 (2 years 4 months)
Greater Los Angeles Area

_____

Education

California State University-Northridge
· (2011 - 2014)